Mail Stop 3561

March 27, 2007

Mr. Thomas M. Belk, Jr.
Chairman of the Board and
Chief Executive Officer
Belk, Inc.
2801 West Tyvola Road
Charlotte, NC 28217-4500

      Re: **Belk, Inc.**
              Form 10-K for the Fiscal Year Ended January 28, 2006
              Filed April 13, 2006
              File No. 0-26207

Dear Mr. Belk:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      William Choi
                      Accounting Branch Chief